
Mail Stop 3561

May 5, 2010

Via U.S. Mail and Facsimile to (604) 685-5249

Mr. Ralph D. McRae
Chief Executive Officer
Leading Brands, Inc.
Suite 1800
1500 West Georgia Street
Vancouver, BC, CA V6G 2Z6

> **Re: Leading Brands, Inc.**
> **Form 20-F for Fiscal Year Ended February 28, 2009**
> **Filed June 1, 2009**
> **File No. 000-19884**

Dear Mr. McRae:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services